SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

IAMGold Corporation

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
Golden Star Resources Ltd.
(Bidder)

Common Shares

(Title of Class of securities)

38119T104

(CUSIP Number of Class of Securities)

With Copies To

Allan J. Marter, Chief Financial Officer	Deborah J. Friedman
Golden Star Resources Ltd.	Davis Graham & Stubbs LLP
10901 W. Toller Drive, Suite 300	1550 Seventeenth Street, Suite 500
Littleton, Colorado, 80127-6312	Denver, Colorado 80202
(303) 830-9000	(303) 892-9400
(Name, address (including zip code) and telephone number (including area code) of person(s)
authorized to receive notices and communications on behalf of bidder)

June 9, 2004

(Date tender offer first published, sent or given to security holders)

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE OF EXTENSION AND VARIATION
Comparative Per Share Information
Per Share Market Data
CONSENT OF PRICEWATERHOUSECOOPERS LLP
APPROVAL AND CERTIFICATE OF THE OFFEROR
ANNEX A
PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDEN STAR RESOURCES LTD.
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
PART IV SIGNATURES

PART I

INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

(1)	Notice of Extension and Variation, dated July 15, 2004.

Item 2.	Informational Legends

      See “Notice to Shareholders in the United States” in the Notice of Extension and Variation, dated July 15, 2004.

2

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, lawyer or other professional advisor. No securities regulatory authority in Canada or the United States has expressed an opinion about, or passed upon the fairness or merits of, the offer to which this document relates, the securities offered pursuant to such offer or the adequacy of the information contained in this document and it is an offence to claim otherwise.

NOTICE OF EXTENSION AND VARIATION

by

GOLDEN STAR RESOURCES LTD.

of its

OFFER TO PURCHASE

all of the outstanding common shares of

IAMGOLD CORPORATION

for the price of, at the election of each shareholder:

(i)	1.25 common shares of Golden Star Resources Ltd. for each IAMGold common share (the “All Share Option”); or

(ii)	1.15 common shares of Golden Star Resources Ltd. plus Cdn.$0.50 in cash for each IAMGold common share (the “Cash and Share Option”);

         PLUS, in either case, Cdn.$0.20 in cash for each IAMGold common share, payable in the event that no break fee is paid or payable by IAMGold to Wheaton River Minerals Ltd. in connection with the arrangement that had been proposed with Wheaton River Minerals Ltd.

OUR OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 9:00 P.M. (TORONTO TIME) ON JULY 30, 2004 UNLESS WITHDRAWN OR EXTENDED.

We hereby give notice that we have extended the Expiry Time of our offer to purchase all of the outstanding common shares of IAMGold Corporation (“IAMGold”), as varied by our Notice of Variation dated June 30, 2004 (the “Notice of Variation”), from 9:00 p.m. (Toronto time) on July 16, 2004 to 9:00 p.m. (Toronto time) on July 30, 2004. We have also varied the conditions to our offer. See Section 2 of this Notice of Extension and Variation, “Conditions to the Offer”.

Shareholders who wish to accept our offer must properly complete and execute the Letter of Transmittal (printed on orange paper) which accompanied the Notice of Variation or a manually signed facsimile thereof and deposit it, together with the certificates representing their IAMGold shares, at one of the offices of CIBC Mellon Trust Company in accordance with the instructions in the Letter of Transmittal. Alternatively, shareholders may follow the procedure for guaranteed delivery set forth in Section 5 of the Offer to Purchase dated June 9, 2004, “Procedure for Guaranteed Delivery”, by using the Notice of Guaranteed Delivery (printed on yellow paper) accompanying the offer to purchase and accompanying circular dated June 9, 2004 (the “Offer and Circular”) and the Notice of Variation. Shareholders who otherwise validly tender their IAMGold shares to our offer but fail to elect between the All Share Option or the Cash and Share Option in the Letter of Transmittal, or to properly make such election, will be deemed to have elected the All Share Option in respect of all of the IAMGold shares deposited under our offer.

“We”, “us”, “our” and similar terms used herein refer to Golden Star Resources Ltd.

Questions and requests for assistance may be directed to BMO Nesbitt Burns, the dealer manager of our offer, or to CIBC Mellon Trust Company, the depositary for our offer. Additional copies of this document, the Offer and Circular, the Notice of Variation and related materials may be obtained without charge on request from the depositary at its offices specified on the back page of this document.

This document does not constitute an offer to sell or a solicitation of an offer to buy any securities to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer is not being made or directed to, nor is this document being mailed to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the offer would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to extend the offer to IAMGold shareholders in any such jurisdiction.

The Dealer Manager for the Offer is:

BMO Nesbitt Burns

In Canada	In the United States
BMO Nesbitt Burns Inc.	Harris Nesbitt Corp.

July 15, 2004

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

      The offer is made for the securities of IAMGold, a Canadian company. The offer is subject to disclosure requirements of Canada that are different from those of the United States. Financial statements included in the Offer and Circular dated June 9, 2004, in the Notice of Variation dated June 30, 2004 and in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

      The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that IAMGold and Golden Star are organized and have locations and assets in foreign countries, and that some or all of our officers and directors, and those of IAMGold, some of the experts named in the Offer and Circular and the Notice of Variation and the Canadian Dealer Manager are residents of foreign countries.

      Shareholders should be aware that we or our affiliates, directly or indirectly, may bid for or make purchases of IAMGold’s securities subject to the offer, or of IAMGold’s related securities, during the period of the tender offer, as permitted by applicable Canadian laws or regulations.

      We have filed with the U.S. Securities and Exchange Commission (the “SEC”) Post-Effective Amendment No. 1 to our Registration Statement on SEC Form S-4 and have filed our Amendment No. 2 to our Schedule 14D-1F, each previously filed with the SEC, and have mailed an amended prospectus to IAMGold shareholders concerning the proposed business combination with IAMGold. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Golden Star will be available free of charge from Golden Star Investor Relations, 10901 West Toller Drive, Suite 300, Littleton, Colorado 80127-6312, telephone no. (303) 830 9000.

      U.S. resident shareholders should be aware that acceptance of the offer by them as described in the Offer and Circular as varied by the Notice of Variation and this Notice of Extension and Variation, may have tax consequences both in the United States and in Canada. See Sections 10 and 11 of the Notice of Variation, “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Income Tax Considerations”, respectively.

EXCHANGE RATES

      All references to “U.S.$” in this document refer to United States dollars. All references to “Cdn.$” in this document refer to Canadian dollars. On July 13, 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon rates provided by the Bank of Canada was Cdn.$1.3433.

NOTICE OF EXTENSION AND VARIATION

TO: THE HOLDERS OF SHARES OF IAMGOLD CORPORATION

      This Notice of Extension and Variation amends and supplements the Offer to Purchase and accompanying Circular dated June 9, 2004 (the “Offer and Circular”) and the Notice of Variation dated June 30, 2004 (the “Notice of Variation”). Except as otherwise set forth in this Notice of Extension and Variation, the information, terms and conditions in the Offer and Circular and the Notice of Variation continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Offer and Circular and the Notice of Variation, provisions of which (as hereby amended) are incorporated herein by reference. References to the “Offer” means our offer to acquire IAMGold shares set out in the Offer and Circular as varied by the Notice of Variation and this Notice of Extension and Variation.

1.   Extension of the Offer

      We have extended the expiry time of our offer from 9:00 p.m. (Toronto time) on July 16, 2004 to 9:00 p.m. (Toronto time) on July 30, 2004, or such later time and date or times and dates as we may fix from time to time pursuant to Section 6 of the Offer to Purchase, “Extensions, Variations and Changes to the Offer”, unless we withdraw the offer.

2.   Conditions to the Offer

      We have varied the offer by amending Section 2 of the Offer to Purchase, “Conditions to the Offer” as follows:

(a)	We have reduced the minimum percentage of IAMGold shares required to be deposited under the offer and not withdrawn from 66 2/3% to 50.1%. Accordingly, the definition of “Minimum Tender Condition” in the Offer and Circular is amended to read in full as follows:

            “Minimum Tender Condition” means that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of IAMGold Shares which constitutes at least 50.1% of the IAMGold Shares (on a fully diluted basis) at the Expiry Time.

(b)	We have deleted paragraph (j) of Section 2 of the Offer to Purchase.

(c)	We have added the following condition to Section 2 of the Offer to Purchase, “Conditions to the Offer” with respect to the shareholder rights plan (the “Shareholder Rights Plan”) dated July 12, 2004 adopted by the Board of Directors of IAMGold:

(m)	the Offeror shall have determined in its sole judgment that, on terms satisfactory to the Offeror, (A) the Board of Directors of IAMGold shall have redeemed all outstanding rights to purchase IAMGold Shares issued in connection with the Shareholder Rights Plan (the “SRP Rights”) or waived the application of the Shareholder Rights Plan to the purchase of IAMGold Shares by Golden Star under the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction; (B) a cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of all SRP Rights or the issue of IAMGold Shares or other securities or property upon the exercise of the SRP Rights in relation to the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction; or (C) the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held to be unexercisable or unenforceable in relation to the IAMGold shares or shall have expired, terminated or otherwise be of no force and effect with respect to the Offer, a Compulsory Acquisition and any Subsequent Acquisition Transaction;

(d)	We have further amended the condition set out in paragraph (i) of Section 2 of the Offer to Purchase, “Conditions to the Offer” to read in full as follows:

(i)	the Offeror (A) shall have been provided with, or been given access to, in a timely manner, all non-public information relating to IAMGold, required by us including without limitation a true and complete copy of the disclosure letter of IAMGold delivered to Wheaton River pursuant to the IMG/ WRM Arrangement Agreement and each of the joint venture/shareholder agreements (including all amendments, supplements and modifications thereto) with respect to each of the Material Interests, and the Offeror shall be satisfied upon completion of its review of such documents and upon the advice of its legal counsel, that such documents do not contain any facts or other information that would result in an IAMGold Material Adverse Effect if the Offer were completed or a change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests, either individually or collectively, whether or not the Offer were completed; or (B) shall have otherwise determined in its sole judgment that the completion of the Offer would not result in an IAMGold Material Adverse Effect or result in any change, event, occurrence or state of facts that is or would reasonably be expected to be material and adverse to any of the Material Interests, either individually or collectively;

      All other conditions contained in Section 2 of the Offer to Purchase remain unchanged.

3.   Change in Information in the Offer and Circular

      We have updated certain information in the Offer and Circular to reflect the market price of the IAMGold and Golden Star shares on July 13, 2004. The closing prices of the IAMGold shares on the TSX and the AMEX on July 13, 2004 were Cdn.$8.64 and U.S. $6.52, respectively. The closing prices of the Golden Star shares on the TSX and the AMEX on July 13, 2004 were Cdn.$6.62 and US $4.97, respectively.

Summary of Golden Star and IAMGold Historical and Pro Forma Financial Data

      The following is an updated version of the Summary of Golden Star and IAMGold Historical and Pro Forma Financial Data in the Summary of the Offer and Circular.

Golden Star Summary of Financial Condition and Pro Forma Financial Data

(Amounts in thousands except per share data)
(All amounts in U.S.$)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003(1)	2004	2003	2002	2001	2000	1999

Cash & equivalents	$133,321	—	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	215,012	—	95,148	96,784	21,963	(5,149)	4,452	6,020
Current assets	242,879	—	103,829	104,935	32,843	9,636	12,960	13,957
Total assets	1,267,146	—	229,594	222,391	74,135	36,552	49,469	74,352
Current liabilities	27,867	—	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	1,160,413	—	204,187	198,362	49,384	12,342	26,040	40,501

	Pro Forma
	for the Three	Pro Forma for	For the Three
	Months	the Year	Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2004	2003	2002	2001	2000	1999

Revenue	$48,399	$163,827	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	10,259	33,835	5,194	21,956	4,856	(20,584)	(14,881)	(24,366)
Net income/(loss) per share — basic	$0.032	$0.113	$0.039	$0.198	$0.070	$(0.488)	$(0.400)	$(0.760)

	Pro Forma	Pro Forma
	as of	as of	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003	2004	2003	2002	2001	2000	1999

Cash & equivalents	—	$124,700	$86,017	$89,970	$20,016	$509	$991	$2,905
Working capital	—	181,683	95,148	96,784	22,511	(5,149)	4,452	6,020
Current assets	—	202,775	103,829	104,935	33,391	9,636	12,960	13,957
Total assets	—	1,225,518	204,380	200,337	62,644	24,232	24,020	45,635
Current liabilities	—	21,092	8,681	8,151	10,880	14,785	8,508	7,937
Shareholders’ equity	—	1,136,643	184,443	180,417	41,069	1,533	(478)	11,146

	Pro Forma
	for the	Pro Forma	For the
	Three Months	for the Year	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003(3)	2004	2003	2002	2001	2000	1999

Revenue	—	—	$19,857	$64,370	$38,802	$24,658	$31,171	$11,254
Net income/(loss)	—	21,208	3,396	13,357	6,752	(5,302)	(12,465)	(11,335)
Net income/(loss) per share — basic	—	$0.071	$0.026	$0.120	$0.093	$(0.126)	$(0.330)	$(0.350)

      Golden Star has not paid any cash dividends in the last five years.

IAMGold Summary of Financial Condition

(Amounts in thousands except per share data)
(All amounts in U.S.$)

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Cash & equivalents	$65,745	$66,675	$15,835	$25,332	$36,800	$59,665
Working capital	124,251	118,539	56,884	18,530	15,886	32,745
Current assets	143,437	145,798	73,656	43,494	49,960	65,754
Total assets	451,645	451,141	190,638	176,598	175,795	177,639
Current liabilities	19,186	27,259	16,772	24,964	34,074	33,009
Shareholders’ equity	393,449	386,103	152,006	127,475	118,745	107,432

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
Cdn GAAP	2004	2003	2002	2001	2000	1999

Revenue	$27,632	$101,111	$89,824	$81,655	$57,984	$63,461
Net income/(loss)	5,906	15,039	5,535	10,948	10,050	14,119
Net income/(loss) per share — basic	$0.04	$0.11	$0.07	$0.15	$0.14	$0.19

	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003	2002	2001	2000(4)	1999(4)

Cash & equivalents	—	$53,171	$5,783	$13,988	—	—
Working capital	—	90,382	28,524	9,859	—	—
Current assets	—	103,323	36,714	14,300	—	—
Total assets	—	421,170	161,879	134,328	—	—
Current liabilities	—	12,941	8,190	4,441	—	—
Shareholders’ equity	—	386,804	150,379	125,747	—	—

	For the
	Three Months	For the Year	For the Year	For the Year	For the Year	For the Year
	Ended	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	December 31,	December 31,	December 31,
US GAAP	2004(2)	2003(3)	2002(3)	2001(3)	2000(4)	1999(4)

Revenue	—	—	—	—	—	—

Net income/(loss)	—	$12,802	$436	$16,563	—	—
Net income/(loss) per share — basic	—	$0.09	$0.01	$0.23	—	—

Dividends per share	—	$0.046	$0.032	$0.031	—	—

(1)	In accordance with the U.S. and Canadian regulatory pronouncements, a Canadian GAAP pro forma balance sheet was not prepared as of December 31, 2003.

(2)	IAMGold’s March 31, 2004 report to shareholders did not present IAMGold’s financial statements in accordance with U.S. GAAP.

(3)	Insufficient data was available in IAMGold’s December 2003 financial statements to determine revenues for the period in accordance with U.S. GAAP.

(4)	IAMGold did not present financial statements in accordance with U.S. GAAP prior to 2001.

Comparative Per Share Information

      The following table sets forth, for the periods indicated, the net income, book value and cash dividends declared per common share data separately for Golden Star and IAMGold on an historical basis and for Golden Star on a pro forma consolidated basis assuming all shareholders elect the all share option. The conversion ratio is 1.25 Golden Star common shares for each IAMGold common share.

		Three Months
	Year Ended	Ended
	December 31,	March 31,
	2003	2004

	U.S.$	U.S.$
PRO FORMA CONSOLIDATED
Earnings per share	$0.113	$0.032
Book value per share	$3.59	$3.61
Cash dividends per share	$0.021	$—
GOLDEN STAR HISTORICAL
Earnings per share	$0.198	$0.039
Book value per share	$1.49	$1.53
Cash dividends per share	$—	$—
IAMGOLD HISTORICAL
Earnings per share	$0.105	$0.041
Book value per share	$2.66	$2.70
Cash dividends per share	$0.046	$—

Per Share Market Data

      IAMGold common shares are currently traded on the TSX under the symbol “IMG” and on the AMEX under the symbol “IAG.” Golden Star common shares are currently traded on the TSX under the symbol “GSC” and on the AMEX under the symbol “GSS.” The following table sets forth the closing prices per common share of each of IAMGold and Golden Star as reported on the TSX and the AMEX on (1) May 27, 2004, the last business day preceding the public announcement of our proposed business combination with IAMGold, and (2) July 13, 2004, the most recent trading day practicable before the filing of this prospectus:

	TSX		AMEX

Issuer	May 27, 2004	July 13, 2004	May 27, 2004		July 13, 2004

IAMGold	Cdn$7.38	Cdn$8.64	U.S.$	5.43	U.S.$	6.52
Golden Star	Cdn$7.24	Cdn$6.62	U.S.$	5.31	U.S.$	4.97

Reasons for Proposed Combination

      The Notice of Variation states that, in the event all of the IAMGold shares that are issued and outstanding on June 4, 2004 (and all IAMGold shares issuable upon exercise of options to acquire IAMGold shares that are in-the-money on June 28, 2004) are tendered to our offer and all depositing shareholders select the Cash and Share Option, the cash, cash equivalents and bullion of the combined company would be reduced by approximately Cdn.$74.7 million and by up to an additional Cdn.$30.3 million in the event we are required to make the contingent payment referred to in Section 1 of the Notice of Variation “Increase in Price Offered for IAMGold Shares — Contingent Payment Entitlement”. In the event that all of the IAMGold shares issued and outstanding on June 4, 2004 (and all IAMGold shares issuable upon exercise of options to acquire IAMGold shares that are in-the-money on July 13, 2004) are tendered to our offer, these reductions would be substantially the same.

Source of Offered Consideration

      Assuming that all of the depositing shareholders elect the All Share Option and all of the IAMGold shares that are issued and outstanding as of June 4, 2004 (and all IAMGold shares issuable upon exercise of options to acquire IAMGold shares that are in-the-money at July 13, 2004) are tendered to the offer and that we take up and pay for such IAMGold shares under the offer, we will issue approximately 188.4 million Golden Star shares. If all of the IAMGold shareholders elect the All Share Option and all of the shares issuable upon the exercise of all IAMGold options outstanding on June 4, 2004 were tendered to the offer and taken up and paid for under the offer, the number of Golden Star shares issued would increase to 189.4 million. If all of the depositing shareholders elect the Cash and Share Option, and all of the IAMGold shares that are issued and outstanding as of June 4, 2004 (and all IAMGold shares issuable upon exercise of options to acquire IAMGold shares that are in-the-money at July 13, 2004) are tendered to the offer and that we take up and pay for such IAMGold shares under the offer, we will issue approximately 173.3 million Golden Star shares and pay approximately Cdn.$75.4 million in cash to depositing shareholders. If all of the IAMGold shareholders elect the Cash and Share Option and all of the shares issuable upon the exercise of all IAMGold options outstanding on June 4, 2004 were tendered to the offer and taken up and paid for under the offer, the number of Golden Star shares issued would increase to 174.3 million and the cash paid would increase to Cdn.$75.8 million. If the contingent payment referred to in Section 1 of the Notice of Variation, “Increase in Price Offered for IAMGold Shares — Contingent Payment Entitlement” is payable, we will pay to IAMGold shareholders an additional Cdn.$30.1 million in cash, if all of the IAMGold shares issued and outstanding as at June 4, 2004 (and all IAMGold shares issuable upon exercise of IAMGold options that are in-the-money at July 13, 2004) are deposited under the offer and taken up and paid for. If all of the IAMGold shares issued and outstanding as at June 4, 2004, including all shares issuable upon exercise of options outstanding on that date, are deposited under the offer and taken up and paid for, the contingent payment payable by us would be approximately Cdn.$30.3 million.

      We have sufficient cash on hand and liquid investments (which may be readily converted into cash) to fund the cash portion of the offer, including the contingent payment. We may choose to finance all or any part of the cash portion of the offer, including the contingent payment, through other means.

          Capitalization

      The table under the heading “Capitalization” in Annex A of the Offer and Circular, as varied by the Notice of Variation, has been further varied as follows:

	As of March 31, 2004

	(in thousands)
		Golden
	Golden Star	Star/IAMGold
	As Reported	Pro Forma

Cash and cash equivalents	$86,017	$133,321 (1)
Working capital	95,148	215,012
Long term debt and lease obligations	610	12,009
Shareholders’ Equity:
Common shares: unlimited shares authorized; actual — 133,312,412 shares issued and outstanding; pro forma — 321,717,886 shares issued and outstanding	328,209	1,288,449
Deferred stock-based compensation	—	(3,748)
Share purchase loans	—	(266)
Retained earnings	(124,022)	(124,022)

Total shareholders’ equity	$204,187	$1,160,413

(1)	Excludes approximately $61.5 million in gold bullion held by IAMGold at March 31, 2004.

          Revised Pro Forma Financial Statements

      Attached as Annex A to this Notice of Extension and Variation are revised pro forma financial statements of Golden Star replacing Annex B of the Offer and Circular, as amended by the Notice of Variation, in its entirety.

4.   Recent Developments

      On July 6, 2004, at the adjourned annual and special meeting of the shareholders of IAMGold, the shareholders of IAMGold voted against the resolutions necessary to complete the proposed IAMGold/Wheaton River transaction. Following that meeting, Wheaton River announced that it had adjourned its shareholder meeting and that the arrangement agreement between IAMGold and Wheaton River had been terminated.

      On July 7, 2004, Golden Star sent a letter to Joe Conway, President and Chief Executive Officer of IAMGold, reiterating Golden Star’s request for access to non-public documents of IAMGold and for access to IAMGold’s principal properties to enable the due diligence conditions of our offer to be satisfied.

      On July 8, 2004, IAMGold announced that it had expanded the mandate of the special committee of its Board of Directors to include actively pursuing alternatives to maximize value for IAMGold shareholders and that it had engaged RBC Capital Markets as its financial advisor to assist in identifying and pursuing such alternatives. IAMGold also announced that its Board of Directors had recommended that IAMGold shareholders reject our offer and not tender their IAMGold shares to our offer, which recommendation was based in part on the formal opinion of the special committee’s financial advisor that the consideration offered under our offer was inadequate, from a financial point of view, to IAMGold shareholders.

      Also on July 9, 2004, Mr. Conway spoke via telephone with Mr. Bradford and advised him that IAMGold was preparing a virtual data room containing the IAMGold information we required and indicating that Golden Star would be required to sign a special form of confidentiality agreement as a result of IAMGold’s view of Golden Star’s recent activities.

      In response, Mr. Bradford wrote to Mr. Conway later that day advising him that Golden Star did not believe it was appropriate for Golden Star to be required to sign a special form of confidentiality agreement and enclosing a form of confidentiality agreement signed by us based on the form of confidentiality agreement between IAMGold and Golden Star entered into in September 2003. As of July 15, 2004, this form of confidentiality agreement has not been countersigned by IAMGold.

      Also on July 9, 2004, IAMGold issued a Notice of Change to its Directors’ Circular dated June 24, 2004, recommending that shareholders reject our increased offer and not tender their IAMGold shares thereto based in part on the conclusion that our increased offer is financially inadequate. The Notice of Change to the Directors’ Circular indicated that although the IAMGold shareholders voted against the proposed arrangement with Wheaton River, a break fee “may still be payable” by IAMGold to Wheaton River if Golden Star’s offer is successful.

      On July 12, 2004, Mr. Bradford sent a further letter to Mr. Conway requesting that Mr. Conway advise of the nature and content of any discussions between IAMGold and Wheaton River with respect to the payment of break fees and any opinions or advice that may have been received from IAMGold’s counsel or counsel to the special committee. Mr. Bradford also asked that IAMGold confirm that our offer would not trigger any change of control provisions in the joint venture/shareholder agreements with respect to IAMGold’s Material Interests in light of the fact that no such provisions were disclosed in either IAMGold’s Directors’ Circular dated June 24, 2004 or the Notice of Change to its Directors’ Circular dated July 8, 2004.

      On July 13, 2004, Mr. Conway responded by letter to Mr. Bradford’s letters of July 7, 9 and 12, but gave no further guidance regarding the applicability of the break fee or the existence of change of control provisions in the joint venture/shareholder agreements. The letter also did not address the timing of access to due diligence materials. The letter further stated that IAMGold had adopted a shareholder rights plan and that Golden Star’s bid would be considered in the context of the special committee and RBC Capital Markets identifying and pursuing alternatives to maximize shareholder value. IAMGold also stated that it no longer intended to ask Golden Star for a special form of confidentiality agreement.

      On July 13, 2004, IAMGold announced that its Board of Directors had adopted a shareholder rights plan that will terminate automatically on August 15, 2004. The rights plan provides, among other things, that if Golden Star were to acquire 20% or more of the outstanding IAMGold shares without the approval of IAMGold’s board of directors, each IAMGold shareholder, other than Golden Star and persons acting with Golden Star, would be able to purchase additional IAMGold shares at a 50% discount to the market price at that time. IAMGold stated that the purpose of the rights plan was to provide sufficient time to bring forward alternatives to maximize shareholder value.

      Also on July 13, 2004, at IAMGold’s direction Mr. Bradford contacted RBC Capital Markets, IAMGold’s financial advisors, to request a copy of the confidentiality agreement that potential bidders for IAMGold would be required to sign. RBC Capital Markets advised Mr. Bradford that while a form of confidentiality agreement would be finalized that day, a copy would not be provided to us at this time. RBC Capital Markets stated that IAMGold’s priority was to deal first with any other interested parties who might come forward. RBC Capital Markets advised Mr. Bradford that while IAMGold intends to make due diligence materials available to other parties, it is not willing to provide such information to Golden Star on a timely basis.

      Later on July 13, 2004, Mr. Bradford wrote a further letter to Mr. Conway advising Mr. Conway of our discussions with RBC Capital Markets and asking IAMGold to reconsider its position on due diligence access. In that letter, Mr. Bradford also reiterated our request that IAMGold provide us with the required information regarding break fees payable to Wheaton River.

      A further letter was sent to Golden Star by Joe Conway on July 13, 2004 stating that it would not be in the interests of IAMGold shareholders to provide additional confidential information to Golden Star at this time.

      Coeur d’Alene Mines Corporation filed formal offer documents with the U.S. Securities and Exchange Commission on July 13, 2004 which are being mailed to all U.S. shareholders of Wheaton River. Later that day, Coeur d’Alene announced that the formal offer documents with respect to its offer to shareholders of Wheaton River are being completed and would be made available to Canadian shareholders as soon as practicable. In accordance with our pre-offer agreement with Coeur d’Alene, if Coeur d’Alene completes its proposed combination with Wheaton River and we successfully complete the offer, Coeur d’Alene or Wheaton River will pay to IAMGold a fee of $26 million in lieu of either Wheaton River or IAMGold paying a break fee.

      On July 14, we were notified that we had received the necessary approvals with respect to the offer under the Investment Canada Act.

      Golden Star’s Board of Directors met on July 15, 2004 with management and its legal and financial advisors to discuss the possible extension of the offer and the variation of certain conditions. The Board considered various alternatives with respect to the expiry of the offer and the conditions of the offer and sought and received advice from its legal and financial advisors. The Board approved the extension of the offer and the variation of the conditions of the offer on the terms set out in the Notice of Extension and Variation.

      On July 15, 2004, we made an application to the Ontario Securities Commission to set aside the shareholder rights plan adopted by IAMGold’s Board of Directors on July 13, 2004 on the basis that it constituted an improper defensive response to our offer.

5.   Take-Up of Deposited IAMGold Shares

      If all of the conditions referred to in Section 2 of the Offer to Purchase, “Conditions to the Offer”, as varied by the Notice of Variation and this Notice of Extension and Variation, have been fulfilled or, where permitted, waived at the expiry time of our offer, we will take up and pay for the IAMGold shares deposited under the offer and not withdrawn no later than 10 days from the expiry date, and will pay for the IAMGold shares taken up as soon as possible, but, in any event not later than three business days after taking up the IAMGold shares, other than the payment of amounts with respect to the contingent payment entitlement which shall be paid in the manner described in Section 1 of the Notice of Variation “Increase in Price Offered for IAMGold Shares”. See Section 3 of the Offer to Purchase, “Payment for Deposited IAMGold Shares”.

6.   Right to Withdraw Deposited IAMGold Shares

      IAMGold shares may be withdrawn by or on behalf of a depositing shareholder (unless otherwise required or permitted by applicable law) (a) at any time where the IAMGold shares have not been taken up; (b) at any time before the expiration of ten days from the date of a notice of change or variation in respect of the offer; or (c) if we have not taken up and paid for the shareholder’s IAMGold shares within three business days after having been taken up.

7.   Subsequent Acquisition Transaction

      Under the original conditions to our offer, we were not required to take up and pay for any IAMGold shares tendered to the offer unless 66 2/3% of the shares of IAMGold (on a fully diluted basis) were deposited at the expiry time. We have amended the Minimum Tender Condition of the offer to provide that 50.1% of the shares of IAMGold (on a fully diluted basis) must be deposited before we are required to take up and pay for the IAMGold shares. See Section 2 of this Notice of Extension and Variation, “Conditions to the Offer”. If we acquire less than 66 2/3%, it may be more difficult to cause the subsequent amalgamation.

      In the event that 66 2/3% of the IAMGold shares are tendered to our offer and taken up and paid for, we would have the ability to control decisions of IAMGold, including decisions regarding fundamental changes to IAMGold (which would include our planned amalgamation, other changes to IAMGold’s capital structure, or significant dispositions). As a result of reducing the Minimum Tender Condition, we may acquire initially less than 66 2/3% of the IAMGold shares. In these circumstances, we would not be able to cause or control IAMGold fundamental changes without purchasing additional IAMGold shares. Also, we would not be able to guarantee the requisite vote to cause the subsequent amalgamation, which would be a fundamental change requiring the approval of the holders of 66 2/3% of the IAMGold shares.

      If we initially acquire less than 66 2/3% of the IAMGold shares under the offer, we may decide to acquire additional IAMGold shares in accordance with applicable law in order to obtain the 66 2/3% of outstanding IAMGold shares necessary to approve the planned amalgamation. Pursuant to applicable securities laws and subject to any exemption therefrom, we will be required to complete the amalgamation within 120 days of the expiry of the offer in order to vote our IAMGold shares in connection with the applicable minority approval requirements and to be exempt from the requirement to prepare a formal valuation of the IAMGold shares and the Golden Star shares.

      In the event we do not complete a subsequent amalgamation, we may not be able to integrate the operations of IAMGold and Golden Star or to realize the anticipated synergies. Additionally, if we do not complete a subsequent amalgamation on a timely basis, the exchange of IAMGold shares for Golden Star shares pursuant to the offer may not be treated as being made pursuant to a reorganization for U.S. tax purposes. See Section 11 of the Notice of Variation, “Certain U.S. Tax Considerations”.

8.   Variations to the Offer

      The Offer, as amended by the Notice of Variation, should be read as amended in order to give effect to the amendments set forth in this Notice of Extension and Variation.

9.   Directors’ Approval

      The contents of this Notice of Extension and Variation have been approved, and the sending thereof to the IAMGold shareholders has been authorized, by our board of directors.

10. Offerees’ Statutory Rights

      Securities legislation in certain of the provinces and territories of Canada provides securityholders of IAMGold with, in addition to any other rights that they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for the particulars of those rights or consult with a lawyer.

CONSENT OF PRICEWATERHOUSECOOPERS LLP

To the Directors of

          GOLDEN STAR RESOURCES LTD. (“Golden Star”)

      We have read the Notice of Extension and Variation of Golden Star dated July 15, 2004 relating to the offer by Golden Star to purchase all of the outstanding shares of IAMGold Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

      We consent to the use in the Notice of Extension and Variation of our compilation report dated July 15, 2004 to the Directors of Golden Star on the unaudited pro forma consolidated statements of operations for the year ended December 31, 2003 and the three month period ended March 31, 2004 and the unaudited pro forma consolidated balance sheet of Golden Star as at December 31, 2003.

Calgary, Alberta	(Signed) PRICEWATERHOUSECOOPERS LLP

July 15, 2004	Chartered Accountants

APPROVAL AND CERTIFICATE OF THE OFFEROR

      The contents of this Notice of Extension and Variation have been approved by, and the sending thereof to the shareholders has been authorized by, the Board of Directors. The foregoing, together with the Offer to Purchase and Circular dated June 9, 2004 and the Notice of Variation dated June 30, 2004, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offer.

Dated: July 15, 2004.

(Signed) PETER BRADFORD Chief Executive Officer	(Signed) ALLAN MARTER Chief Financial Officer

On behalf of the Board of Directors

(Signed) IAN MACGREGOR Director	(Signed) LARS-ERIC JOHANSSON Director

ANNEX A

GOLDEN STAR PRO FORMA FINANCIAL STATEMENTS

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

GOLDEN STAR RESOURCES LTD.

COMPILATION REPORT

To the Directors of Golden Star Resources Ltd.

We have read the accompanying unaudited pro forma consolidated balance sheet of Golden Star Resources Ltd. (the “Company”) as at March 31, 2004 and unaudited pro forma consolidated statements of operations for the three month period then ended, and for the year ended December 31, 2003, all of which have been prepared in accordance with Canadian Generally Accepted Accounting Principles. We have performed the following procedures.

1.	Compared the figures in the columns captioned “Golden Star Resources Ltd.” to the consolidated financial statements of Golden Star Resources Ltd. as at March 31, 2004 and for the three month period then ended, and found them to be in agreement, or recalculated those figures based on information in such consolidated financial statements, and found the amounts to be arithmetically correct.

2.	Compared the figures in the columns captioned “IAMGold Corporation” to the consolidated financial statements of IAMGold Corporation as at March 31, 2004 and for the three month period then ended, and found them to be in agreement, or recalculated those figures based on information in such consolidated financial statements, and found the amounts to be arithmetically correct.

3.	Compared the figures in the column captioned “Golden Star Resources Ltd.” to the consolidated financial statements of Golden Star Resources Ltd. for the year ended December 31, 2003, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

4.	Compared the figures in the column captioned “IAMGold Corporation” to the audited consolidated financial statements of IAMGold Corporation for the year ended December 31, 2003, and found them to be in agreement, or recalculated those figures based on information in such audited consolidated financial statements, and found the amounts to be arithmetically correct.

5.	Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

a.	the basis for determination of the pro forma adjustments; and

b.	whether the pro forma consolidated financial statements comply as to form in all material respects with the securities acts of the provinces and territories of Canada (the “Acts”) and the related regulations.

            The officials:

a.	described to us the basis for determination of the pro forma adjustments; and

b.	stated that the pro forma consolidated financial statements comply as to form in all material respects with the Acts and related regulations.

6.	Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Golden Star Resources Ltd.” and “IAMGold Corporation” as at March 31, 2004 and for the three month period then ended and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

8.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Golden Star Resources Ltd.” and “IAMGold Corporation” for the year ended

December 31, 2003 and found the amounts in the column captioned “Pro Forma Consolidated” to be arithmetically correct.

      These pro forma consolidated financial statements are based on management’s assumptions and adjustments, which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma condensed consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) PRICEWATERHOUSECOOPERS LLP

Chartered Accountants
Calgary, Alberta
July 15, 2004

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF GOLDEN STAR RESOURCES LTD.

DESCRIPTION OF OFFER TO PURCHASE IAMGOLD CORPORATION

(All monetary figures are in United States dollars)

      Golden Star Resources Ltd. (“Golden Star”, the “Company”, “us”, “we”) announced on May 27, 2004 a proposed business combination with IAMGold Corporation (“IAMGold”). On June 28, 2004 we increased our offer to exchange 1.15 Golden Star common shares for each common share of IAMGold, to an exchange ratio of 1.25 Golden Star shares or 1.15 Golden Star shares plus Cdn$0.50 cash per IAMGold share. Assuming that all IAMGold shareholders elect the all share option, the offer would result in the issuance of approximately 188.4 million Golden Star shares, and assuming that all IAMGold shareholders elect the cash and share option, the offer would result in the issuance of approximately 173.3 million Golden Star shares, each for approximately 150.7 million IAMGold common shares (assuming all in-the-money options to purchase IAMGold common shares as of July 13, 2004 are exercised). In addition, Golden Star will pay a further Cdn$0.20 in cash per IAMGold share to the IAMGold shareholders in the event that no break fee is paid or becomes payable to Wheaton River Minerals Ltd.

      Assuming that all IAMGold shareholders elect the all share option and that all IAMGold shares are exchanged in this offer, immediately following the exchange, approximately 45% of the shares would be held by current Golden Star shareholders and approximately 55% of the shares would be held by current IAMGold shareholders, calculated on a fully diluted basis. As the relative share ownership of the two groups of shareholders is similar, it is expected that Golden Star’s board of directors and management will retain their positions in the combined entity and Golden Star’s corporate office will continue to be the headquarters of the combined entity, Golden Star is considered to be the acquirer for the purposes of purchase accounting. In accordance with this assumption, IAMGold’s assets and liabilities have been restated in the pro forma financial statements presented below, to reflect their estimated fair values as of the date of the announcement of the proposed acquisition.

      The pro forma financial statements are based upon a Golden Star common share price of $5.10, this amount being the average closing common share price of Golden Star three days before and after the day of the date of the public announcement of Golden Star’s proposed business combination with IAMGold.

      As a consequence of the nature of the transaction, there may be, and likely will be, actions and other events or changes initiated by IAMGold that would significantly change purchase prices and purchase price allocations. Also, Golden Star has not had access to proprietary and confidential corporate financial and other information of IAMGold and has not had an opportunity to undertake any due diligence procedures. Such information and procedures may provide Golden Star with additional information that could materially affect the purchase price paid for the acquisition of IAMGold, the purchase price allocation and, accordingly, the assumptions and pro forma adjustments. Identified factors which may have a significant impact on the basis and results of the combinations are described in Note 3 of the accompanying notes to the Pro Forma Consolidated Financial Statements.

      The combination of Golden Star and IAMGold is subject to, among other things, regulatory approval. The fair value of IAMGold’s assets and liabilities will ultimately be determined after the completion of the transaction. Therefore, it is likely that the fair values of assets and liabilities will vary from those shown and the differences may be material.

      The preliminary allocation of the purchase price ($000s) summarized in the table below is subject to change:

Purchase price
150,724,379 IAMGold shares (1)	$960,240
Estimated acquisition costs	10,000

$970,240

Net assets acquired
Cash and cash equivalents(2)	$57,304
Non-cash working capital	72,560
Other long-term assets	30,748
Equity investments in mine properties	77,000
Royalty interests	78,000
Property, plant and equipment	116,382
Goodwill(2)	605,372
Rehabilitation provision	(6,034)
Long-term debt	(11,399)
Future income taxes, net	(53,707)
Share purchase loans	266
Deferred stock-based compensation	3,748

$970,240

1.	The amount shown is an estimated price based on the number of IAMGold shares outstanding on June 4, 2004 and assumes that all IAMGold shareholders elect the all share option rather than the cash and share option, and assumes the exercise of all IAMGold options where the market price on July 13, 2004 exceeds such option’s exercise price, or “in-the-money” IAMGold options. The contingent payment of Cdn$0.20 is not included in the purchase price calculation.

2.	The allocation shown above assumes IAMGold will pay a $23 million break fee to Wheaton River. If Wheaton River were to combine with Coeur d’Alene, we would then receive a $26 million payment in lieu of the break fee from Coeur d’Alene per an agreement between us and Coeur d’Alene. See “Pre-Offer Agreement with Coeur d’Alene.” If we receive the $26 million payment from Coeur d’Alene, our cash would be $49 million higher and the goodwill would be $49 million lower than shown above.

BASIS OF PRESENTATION

      Set out below are the unaudited consolidated pro forma statements of operation for the year ended December 31, 2003 and three months ended March 31, 2004 and the unaudited consolidated pro forma balance sheet of Golden Star at March 31, 2004. These statements have been prepared by the management of Golden Star to assist you in your analysis of the financial effects of the proposed business combination of Golden Star and IAMGold.

      The Golden Star information has been derived from our historical unaudited financial statements as of and for the three months ended March 31, 2004 and from our historical audited financial statements for the year ended December 31, 2003. Our historical data was prepared using accounting principles generally accepted in Canada.

      IAMGold’s information has been compiled solely from publicly available information for the same periods as Golden Star’s, as described above. IAMGold has not provided us access to their detailed accounting records nor has IAMGold assisted us in preparing any of the data contained in the pro forma financial statements shown below. IAMGold’s historical data was prepared using accounting principles generally accepted in Canada.

      It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transaction described above in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Golden Star’s accounting policies.

      The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Golden Star which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Golden Star and IAMGold, described above.

      The pro forma consolidated financial statements assume that IAMGold will combine with Golden Star, and Wheaton River will not combine with Coeur d’Alene. As a result, IAMGold would be required to pay a $23 million break fee to Wheaton River. It also assumes that all of IAMGold’s shareholders elect the all share option rather than the cash and share option. If all of IAMGold’s shareholders elect the cash and share option, the change in the pro forma balance sheet would be a $57 million decrease in the combined company’s cash and a $20 million decrease in goodwill, offset by a $77 million decrease in share capital. If the contingent payment of Cdn$0.20 per IAMGold share is made, the impact on the pro forma financial statements would be substantially offset by the elimination of the break fee payable to Wheaton River. If Wheaton River agrees to combine with Coeur d’Alene, rather than IAMGold paying a $23 million break fee, we would receive a $26 million break fee from Coeur d’Alene. The accounting effect of this event on the pro forma financial statements would be a $49 million increase in the combined entity’s cash and a $49 million reduction in goodwill on the balance sheet of the combined entity both at March 31, 2004 under Canadian GAAP and at December 31, 2003 under US GAAP. This change would not affect net income or earnings per share.

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2003

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$63,512	$96,607	3	(l)	$(1,654)	$158,465
Royalties	—	4,504			—	4,504
Interest and other income	858	—			—	858

Total Revenues	64,370	101,111			(1,654)	163,827

Cost of mining operations	32,125	56,336			—	88,461
Depreciation, depletion and amortization	4,993	26,552	3	(g)(k)	6,405	37,950
Accretion of asset retirement obligation	578	1,368	3	(k)	(1,084)	862
Exploration expense	594	5,496	3	(j)	(5,496)	594
General and administrative expense	5,566	6,626	3	(k)	1,840	14,032
Foreign exchange (gain)/loss	(2,331)	576			—	(1,755)
Interest and other expense	217	987			—	1,204

Total Expenses	41,742	97,941			1,665	141,348

Income before investment income, equity income and minority interest	22,628	3,170			(3,319)	22,479
Investment income	1,905	2,421			—	4,326
Equity income	—	9,650			(551)	9,099
Minority interest	(2,577)	—			—	(2,577)

Income before income taxes	21,956	15,241			(3,870)	33,327
Income tax	—	(202)	3	(h)	710	508

Net income	$21,956	$15,039			$(3,160)	$33,835

Earnings per share			1	A(a)
Basic						$0.113
Diluted						$0.110
Weighted-average number of shares outstanding (in thousands of shares)			1	A(b)
Basic						299,356
Diluted						306,292

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

First Quarter ended March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts and unless otherwise stated)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

Gold sales	$19,265	$26,105	3	(l)	$(414)	$44,956
Royalties	—	1,527			—	1,527
Interest and other income	592	1,324			—	1,916

Total Revenues	19,857	28,956			(414)	48,399

Cost of mining operations	9,125	15,558				24,683
Depreciation, depletion, amortization and accretion	2,437	7,582	3	(g)	1,833	11,852
Exploration expense	234	1,068	3	(j)	(1,068)	234
General and administrative expense	1,856	2,328			—	4,184
Interest and other expense/(income)	289	(43)			—	246

Total Expenses	13,941	26,493			765	41,199

Income before investment income, equity income and minority interest	5,916	2,463			(1,179)	7,200
Equity income	—	4,116			(115)	4,001
Minority interest	(722)	—			—	(722)

Income before income taxes	5,194	6,579			(1,294)	10,479
Income tax	—	(673)	3	(h)	453	(220)

Net income	$5,194	$5,906			$(841)	$10,259

Earnings per share			1	B(a)
Basic						$0.032
Diluted						$0.031
Weighted-average number of shares outstanding (in thousands of shares)			1	B(b)
Basic						321,563
Diluted						334,792

GOLDEN STAR RESOURCES LTD.

PRO FORMA CONSOLIDATED BALANCE SHEET

March 31, 2004

(Unaudited)
(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$86,017	$65,745	3	(d)	$(18,441)	$133,321
Gold bullion	—	47,445	3	(c)	14,054	61,499
Accounts receivable	1,667	20,646			—	22,313
Inventory	14,227	9,601			—	23,828
Other	1,918	—			—	1,918

	103,829	143,437			(4,387)	242,879
Restricted cash	3,317	—			—	3,317
Marketable securities	—	1,102	3	(c)	1,377	2,479
Property plant and equipment	18,930	83,397	3	(c)	32,985	135,312
Deferred exploration and development	3,850	—	3	(c)	5,500	9,350
Mine construction in progress	32,988	—			—	32,988
Mining properties	64,398	—			—	64,398
Stockpiled ore	—	14,598			—	14,598
Equity investment in mining properties	—	63,922	3	(c)	13,078	77,000
Royalty interest	—	62,089	3	(c)	15,911	78,000
Goodwill	—	74,886	3	(e)	530,486	605,372
Future income taxes	—	43	3	(c)	(43)	—
Long-term receivables	—	6,933			—	6,933
Other	2,282	1,238			—	3,520

	$229,594	$451,645			$594,907	$1,276,146

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$6,582	$19,186			$—	$25,768
Construction retention payable	1,375	—			—	1,375
Royalties payable	582	—			—	582
Current debt	142	—			—	142

	8,681	19,186			—	27,867
Long-term debt	610	11,399			—	12,009
Future income taxes	—	20,336	3	(h)	33,371	53,707
Asset retirement obligations	7,919	6,034			—	13,953
Other	—	1,241	3	(c)	(1,241)	—

	17,210	58,196			32,130	107,536
Minority interest	8,197	—			—	8,197
SHAREHOLDERS’ EQUITY
Share purchase options	—	4,560	3	(c)	(4,560)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	328,209	343,243			(343,243)	328,209
					960,240	960,240
Retained earnings	(124,022)	45,912			(45,912)	(124,022)

	$229,594	$451,645			$594,907	$1,276,146

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

1.	PRO FORMA EARNINGS PER SHARE

A.	Based on Golden Star’s common shares outstanding at December 31, 2003.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of December 31, 2003	132,924
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma number of Golden Star common shares outstanding	321,329

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma basic weighted-average number of Golden Star common shares outstanding	299,356

	Pro forma net income	$33,835

	Pro forma basic earnings per share	$0.113

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	299,356
	Dilutive effect of Golden Star stock options and warrants	6,936

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	306,292

	Pro forma dilutive earnings per share	$0.110

(Unaudited)

(Expressed in thousands of United States dollars or shares except per share amounts)

B.	Based on Golden Star’s common shares outstanding at March 31, 2004.

(a)	Pro forma basic earnings per share
	The number of Golden Star common shares outstanding is as follows:
	Number of Golden Star common shares outstanding as of March 31, 2004	133,312
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma number of Golden Star common shares outstanding	321,717

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

	Weighted-average number of Golden Star common shares outstanding as of March 31, 2004	133,158
	The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

	Pro forma basic weighted-average number of Golden Star common shares	321,563

	Pro forma net income	$10,259

	Pro forma basic earnings per share	$0.032

(b)	Pro forma diluted earnings per share
	Pro forma weighted-average number of Golden Star common shares outstanding	321,563
	Dilutive effect of Golden Star stock options and warrants	13,229

	Pro forma dilutive weighted-average number of Golden Star common shares outstanding	334,792

	Pro forma dilutive earnings per share	$0.031

2.	PRO FORMA FINANCIAL STATEMENTS UNDER U.S. GAAP

A.	Pro Forma Consolidated Balance Sheet Under U.S. GAAP as of December 31, 2003

(Unaudited)

(Expressed in thousands of United States dollars)

	As Reported

	Golden				Pro Forma	Pro Forma
	Star	IAMGold	Note		Adjustments	Consolidated

ASSETS
CURRENT
Cash and cash equivalents	$89,970	$53,171	3	(d)	$(18,441)	$124,700
Gold bullion	—	47,283	3	(c)	12,958	60,241
Accounts receivable	790	2,714			—	3,504
Inventory	12,661	—			—	12,661
Other	1,514	155			—	1,669

	104,935	103,323			(5,483)	202,775
Restricted cash	3,317	—			—	3,317
Marketable securities	—	2,479			—	2,479
Property plant and equipment	18,202	—			—	18,202
Deferred exploration and development	—	—	3	(c)	5,500	5,500
Mine construction in progress	25,647	—			—	25,647
Mining properties	46,478	—			—	46,478
Equity investment in mining properties	—	175,665	3	(c)	48,839	224,505
Royalty interest	—	62,603	3	(c)	15,397	78,000
Goodwill	—	74,886	3	(e)	540,733	615,619
Long-term receivables	1,000	975	3	(c)	(975)	1,000
Other	758	1,239			—	1,997

	$200,337	$421,170			$604,011	$1,225,518

LIABILITIES
Current liabilities	$8,151	$12,941			$—	$21,092
Long-term debt	657	—			—	657
Future income taxes	—	21,425	3	(h)	34,589	56,014
Asset retirement obligations	7,745	—			—	7,745

	16,553	34,366			34,589	85,508
Minority interest	3,367	—			—	3,367
SHAREHOLDERS’ EQUITY
Share purchase options	—	8,789	3	(c)	(8,789)	—
Deferred stock-based compensation	—	—			(3,748)	(3,748)
Share purchase loans	—	(266)			—	(266)
Share capital	324,609	347,681			(347,681)	324,609
					960,240	960,240
Contributed surplus	—	78			(78)	—
Accumulated comprehensive income	1,316	1,086			(1,086)	1,316
Retained earnings	(145,508)	29,436			(29,436)	(145,508)

	$200,337	$421,170			$604,011	$1,225,518

B.	Reconciliation of December 2003 Statement of Operations to U.S. GAAP

Golden Star net income as reported	$13,357
IAMGold’s net income as reported	12,802
Additional depreciation, depletion and amortization from increases in IAMGold’s asset fair values	(5,963)
Eliminate deferred revenue — fair value nil	(1,654)
Income tax impact of adjustments	2,666

Pro forma net income — U.S. GAAP	$21,208

Other comprehensive income:
IAMGold’s gain on marketable securities	1,086
Eliminate IAMGold’s gain on marketable securities — note 3(n)	(1,086)
Golden Star’s loss on marketable securities	(548)

Pro forma comprehensive income	$20,660

Earning per share (in U.S. dollars)
Basic	$0.071
Diluted	$0.069
Comprehensive income per share (in U.S. dollars)
Basic	$0.069
Diluted	$0.067
Weighted average number of shares outstanding (in thousands of shares)
Basic	299,356
Diluted	306,292

      Financial statements for IAMGold at March 31, 2004 and for the three months then ended, prepared in accordance with U.S. GAAP are not available.

(Expressed in thousands of United States dollars or shares except per share amounts)

C.	Pro Forma Earnings Per Share Under U.S. GAAP for the Year Ended December 31, 2003 (Unaudited)

(a)	Pro forma basic earnings per share under U.S. GAAP

The number of Golden Star common shares outstanding is as follows:

Number of Golden Star common shares outstanding as of December 31, 2003	132,924
The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

Pro forma number of Golden Star common shares outstanding	321,329

           The weighted-average number of Golden Star common shares for computation of pro forma basic earnings per share is as follows:

Weighed-average number of Golden Star common shares outstanding as of December 31, 2003	110,951
The number of Golden Star common shares to be issued to IAMGold shareholders	188,405

Pro forma basic weighted-average number of Golden Star common shares outstanding	299,356

Pro forma net income under U.S. GAAP	$21,208

Pro forma basic earnings per share under U.S. GAAP	$0.071

(b)	Pro forma diluted earnings per share under U.S. GAAP

Pro forma weighted-average number of Golden Star common shares outstanding	299,356
Dilutive effect of Golden Star stock options and warrants	6,936

Pro forma dilutive weighed-average number of Golden Star common shares outstanding	306,292

Pro forma dilutive earnings per share under U.S. GAAP	$0.069

(c)	Pro forma comprehensive income per share

Comprehensive income per share — basic	$0.069

Comprehensive income per share — diluted	$0.067

3.	SIGNIFICANT ASSUMPTIONS AND ADJUSTMENTS

      The pro forma consolidated financial statements include the following pro forma assumptions and adjustments:

(a) The unaudited pro forma consolidated financial statements have been compiled using the significant accounting policies as set out in the audited financial statements of Golden Star for the year ended December 31, 2003.

(b) The December 31, 2003 and the March 31, 2004 pro forma statements of operations assume that the acquisition occurred on January 1, 2003. The March 31, 2004 balance sheet assumes the acquisition occurred at March 31, 2004.

(c) All of IAMGold’s assets and liabilities have been restated where appropriate to reflect estimated fair values using purchase accounting concepts. Estimated mining property and equity investment fair values are based upon discounted cash flow analysis.

(d) IAMGold’s transaction costs are estimated to be $5 million. Golden Star’s transaction costs and fees, including advisors, legal, accounting, exchange fees, regulatory fees, and IAMGold rationalization costs will total approximately $10 million. It is also assumed that IAMGold will pay a $23 million break fee to Wheaton River. See “Pre-Offer Agreement with Coeur d’Alene”. Assumes that all of IAMGold’s shareholders elect the all share option rather than the cash and share option, and that in-the-money IAMGold options outstanding as of July 13, 2004 are exercised for cash and the IAMGold shares issued are exchanged for Golden Star shares.

(e) The excess of the purchase price over the fair value of the net assets is shown as goodwill. The goodwill shown in the pro forma financial statements is based upon a preliminary analysis of the factors involved in determining fair values. The final allocation of the purchase price and the fair values of IAMGold’s assets and liabilities is subject to completion of definitive appraisals which would be carried out following completion of the acquisition.

(f) No adjustments have been made to reflect expected synergies or cost savings of the proposed transaction.

(g) Amortization has been adjusted to reflect adjustments of asset basis to fair value.

(h) The impact of differences between the fair value and the tax value of assets and liabilities has been reflected in the future tax balance and the resulting impact on income tax expense has been reflected on the statements of operations.

(i) The pro forma information has been compiled using a Golden Star common share price of $5.10 per share, being the average of the closing price on the AMEX for the three days before and after May 27, 2004, the date of announcement of Golden Star’s proposed business combination with IAMGold.

(j) IAMGold’s 2003 and first quarter 2004 exploration costs have been capitalized as deferred exploration to correspond with Golden Star’s accounting policy.

(k) During the first quarter of 2004, IAMGold changed its accounting policies with respect to the accounting for Asset Retirement Obligations and share options. Golden Star changed its accounting policies for Asset Retirement Obligations and share options effective January 1, 2003. Therefore, IAMGold’s statement of operations for the year ended December 31, 2003 has been restated to account for these changes in accounting policies using the information disclosed in IAMGold’s audited consolidated financial statements for the year ended December 31, 2003, and the consolidated financial statements for the three months ended March 31, 2004.

(l) Deferred revenues related to hedge positions closed in past periods were assigned a fair value of nil and therefore the revenue recognized in IAMGold’s statements of operations has been reversed on the Golden Star pro forma statements of operation.

(m) The gain on marketable securities recognized by IAMGold in comprehensive income is eliminated as a pro forma adjustment since the marketable securities were adjusted to fair value in the acquisition of IAMGold by Golden Star.

The Depositary for the Offer is:

CIBC MELLON TRUST COMPANY

Toronto

By Mail P.O. Box 1036 Adelaide Street Postal Station Toronto, ON M5C 2K4	By Hand or by Courier 199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9

Telephone: (416) 643-5500 Toll Free: 1-800-387-0825 E-Mail: inquiries@cibcmellon.com

Vancouver

By Hand or by Courier 1066 West Hastings Street Suite 1600 Vancouver, B.C. V6E 3X1

The Dealer Manager for the Offer is:

BMO NESBITT BURNS

In Canada	In the United States

BMO Nesbitt Burns Inc. 1 First Canadian Place 4th Floor, P.O. Box 150 Toronto, Ontario M5X 1H3	Harris Nesbitt Corp. 3 Times Square New York, New York 10036

Telephone: 1-866-758-9860

The Information Agent for the Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor New York, New York 10022

Shareholders Call Toll-Free 1-877-825-8772 (English Speakers) 1-877-825-8777 (French Speakers)

Banks and Brokers Call Collect: 212-750-5833

Any questions and requests for assistance may be directed by Shareholders to the Dealer Manager, the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

      The following documents are filed as exhibits to this Schedule:

1.1	A report of take-over bid filed with Autorité des marchés financiers (Quebec) (1)

2.1	Annual Report on Form 10-K dated February 3, 2004 for the year ended December 31, 2003 (incorporated by reference to the Company’s Form 10-K for the year ended December 31, 2003).

2.2	Management Proxy Circular dated April 23, 2004 (excluding those portions that, pursuant to National Instrument 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein) (incorporated by reference to the Company’s Schedule 14A filed on April 27, 2004).

2.3	Audited consolidated annual financial statements of Golden Star for the financial years ended December 31, 2003, 2002 and 2001, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 7 and 8 of the Company’s Form 10-K for the years ended December 31, 2003, December 31, 2002 and December 31, 2001).

2.4	Unaudited financial statements of Golden Star for the three months ended March 31, 2004, together with the management’s discussion and analysis of financial condition and results of operations of Golden Star for that period (incorporated by reference to Items 1 and 2 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2004).

2.5	Material change report dated January 28, 2004. (1)

2.6	Material change report dated February 4, 2004. (1)

2.7	Material change report dated May 27, 2004. (1)

2.8	Material change report dated June 4, 2004. (1)

2.9	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd. (1)

2.10	Letter to IAMGold Corporation shareholders from Golden Star Resources Ltd. dated June 30, 2004. (2)

(1)	Previously filed as an exhibit to the bidder’s Schedule 14D-1F filed June 10, 2004.

(2)	Previously filed as an exhibit to the bidder’s Amendment No. 1 to Schedule 14D-1F filed July 1, 2004.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Undertakings

a.	Golden Star Resources Ltd. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

b.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the exchange offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

c.	Golden Star Resources Ltd. undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or

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territorial law, regulation or policy, or otherwise discloses, information regarding purchases of the issuer’s or bidder’s securities in connection with the offer.

PART IV

SIGNATURES

      By signing this Schedule, Golden Star Resources Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 15, 2004

GOLDEN STAR RESOURCES LTD.

By:	/s/ ALLAN J. MARTER

Name: Allan J. Marter

Title:	Senior Vice President, Chief Financial Officer and Corporate Secretary

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